SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                         (Amendment No. 8)

                         EARL SCHEIB, INC.
                         (Name of Issuer)

                   Capital Stock, $1.00 par value
                   (Title of class of securities)

                             806398108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
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(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                         John J. McCann, Esq.
                   Donovan Leisure Newton & Irvine
                        30 Rockefeller Plaza
                      New York, New York l0112

                          July 15, 1997
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(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement: []


                      (Continued on following pages)

                            Page 1 of 15 Pages

CUSIP No.806398108
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1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. or IRS Identification           IRS No. 95-6069054
    Nos. of Above Persons           (b)  The Connecticut Indemnity Company
                                         IRS No. 06-0303520
                                    (c)  Employee Benefits Insurance Company
                                         IRS No. 95-1613489
                                    (d)  EBI Indemnity Company
                                         IRS No. 06-1092819
                                    (e)  The Fire & Casualty Insurance Company
                                         of Connecticut
                                         IRS No. 06-0640218
                                    (f)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570

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2)  Check the Appropriate Box if a      (a)  X
    Member of a Group                   (b)  X
    (See Instructions)                  (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X

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3)  SEC use Only
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4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC

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5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
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6  Citizenship or Place of             (a)  Delaware
   Organization                        (b)  Connecticut
                                       (c)  Connecticut
                                       (d)  Connecticut
                                       (e)  Connecticut
                                       (f)  Connecticut

-----------------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                   212,900
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive        212,900
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
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                                       - 2 -

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person         212,900

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
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13)  Percent of Class Represented
     by Amount in Row (11)                   4.6%
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14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Capital Stock, $1.00 par value
(the "Capital Stock"), of Earl Scheib, Inc. ("Scheib"). The principal executive offices of Scheib are located at 8737 Wilshire Boulevard, Beverly Hills, California 90211-2795.

Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020 and five of its wholly-owned subsidiaries, each of which is a corporation organized under the laws of the State of Connecticut: The Connecticut Indemnity Company ("CIC"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire & Casualty Insurance Company of Connecticut ("F&C"); and Security Insurance Company of Hartford ("SICH"). The principal offices of CIC, EBIC, EIC, F&C, and SICH are located at 9 Farm Springs Road, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CIC, EBIC, EIC, F&C and SICH (collectively, the "Subsidiaries"). The Subsidiaries underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets, particularly workers compensation and architect and engineer professional liability.
     This statement amends Items 2, 3 and 5 of the Schedule 13D dated February 6, 1989, as amended by Amendment No. 1 dated July 7, 1989, by Amendment No. 2 dated September 26, 1989, by Amendment No. 3 dated January 11, 1990, by Amendment No. 4 dated May 17, 1991, by Amendment

No. 5 dated May 13, 1996, by Amendment No. 6 dated August 13, 1996, and by Amendment No. 7 dated September 13, 1996, each filed with the Commission by Orion and certain of its subsidiaries, by revising such items in accordance with the information contained herein.
     The executive officers and directors of Orion and each of the Subsidiaries, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Appendix A hereto.
    Each of the persons listed in Appendix A hereto is a citizen of the United States, except for Gordon F. Cheesbrough, Graham A.
Addington and Aileen Ekmekjian who are citizens of Canada.   Graham
A. Addington, who has dual citizenship, is also a citizen of the
United Kingdom.   Neither Orion nor any of the Subsidiaries, nor to
their best knowledge, any executive officer or director of Orion or any of the Subsidiaries has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          The Schieb Capital Stock referred to in Item 5 hereof has been sold subsequent to September 13, 1996 with $436,423 received as consideration.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

          According to Scheib's Annual Report on Form 10-K for the fiscal year ended April 30, 1997, there were approximately 4.6 million shares of Scheib Capital Stock outstanding as of April 30, 1997. The Subsidiaries own 212,900 shares in the aggregate or approximately 4.6% of the Scheib Capital Stock. Orion may continue
to be deemed   the beneficial owner of all shares of Scheib Capital
Stock owned by the Subsidiaries. Of the 212,900 shares, CIC owns 17,500 shares, EBIC owns 33,600 shares, EIC owns 10,400 shares, F&C owns 44,500 shares and SICH owns 106,900 shares. Since September 19, 1996, the Subsidiaries sold a total of 61,400 shares on the dates and at the prices set forth in Appendix B hereto. All of the shares sold by EIC, F&C and SICH were sold in open market transactions on the American Stock Exchange.
     Each of the Subsidiaries has sole power to vote and dispose of its shares of Scheib Capital Stock; decisions with respect to acquisitions, voting and dispositions are made by the respective Investment Committees of each of the Subsidiaries, a majority of whose members are executive officers and/or directors of Orion. Orion's direct or indirect voting control of the Subsidiaries enables Orion ultimately to direct the acquisition, voting and disposition of shares of Scheib Capital Stock held by the Subsidiaries.
     Except as set forth above, or to the extent that the executive officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of Scheib Capital Stock by reason of their voting power or investment power with respect to the shares owned by the Subsidiaries, no executive officer or director of Orion or the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of Scheib Capital Stock or has effected any transaction in shares of Scheib Capital Stock since September 19, 1996.

                            Signatures
                            -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               ORION CAPITAL CORPORATION

                               By /s/ Raymond J. Schuyler
                                  -----------------------------
                                      Raymond J. Schuyler
                                      Senior Vice President and
                                      Chief Investment Officer


                               THE CONNECTICUT INDEMNITY COMPANY

                               EMPLOYEE BENEFITS INSURANCE COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE & CASUALTY INSURANCE COMPANY
                               OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF HARTFORD



                               By /s/ Raymond J. Schuyler
                                  --------------------------------
                                      Raymond J. Schuyler
                                      Senior Vice President and
                                      Chief Investment Officer


Date:  August 7, 1997

                         APPENDICES


APPENDIX                                          PAGE

  A            Names, addresses and principal       9
               occupations of Executive Officers
               and Directors of Orion and the
               Subsidiaries

  B            List of Sales of Scheib Capital     15
               Stock

                        APPENDIX A

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------
W. Marston Becker (1--6)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
9 Farm Springs Road                     Orion and each of the
Farmington, CT 06032                    Subsidiaries

Gordon F. Cheesbrough (1)               Chairman and Chief
Scotia Capital Markets                  Executive Officer,
40 King Street West                     ScotiaMcLeod, Inc.,
Scotia Plaza, 66th Floor                Canadian investment
Toronto, Ontario M5W 2X6                dealers
Canada

Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue, 30th Floor          Manhattan Company, invest-
New York, New York, l0022               ment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Victoria R. Fash (1)                    Executive Vice President
Cognizant Corporation                   and Chief Financial
200 Nyala Farms Road                    Officer of Cognizant
Westport, Connecticut 06880             Corporation


Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company Company             Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company


Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron Inc.
------------------------------------------------------------------
(l)  Director of Orion
(2)  Director of EIC
(3)  Director of EBIC
(4)  Director of F&C
(5)  Director of SICH
(6)  Director of CIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

James K. McWilliams (l)                 Proprietor of McWilliams &
2288 Broadway                           Company and General
Sand Francisco, California 94115        Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1)   ,               Senior Executive
87 Farm Lane                            Consultant to Orion
South Dennis, Massachusetts 02660



William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship, Graduate
Laughlintown, Pennsylvania 15655        School of Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh,
                                        a non-profit corporation
                                        encouraging and supporting
                                        entrepreneurial businesses


Roger B. Ware (1)                       Senior Consultant to
Guaranty National Corporation           Guaranty National
9800 South Meridian Boulevard           Corporation
Englewood, CO 80112




-----------------------------------------------------------------
(l)  Director of Orion

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond W. Jacobsen (2--6)              President of EIC; Senior
EBI Companies                           Vice President of Orion,
500 Park Boulevard                      CIC, EBIC, F&C and SICH;
Itasca, IL 60143                        Chairman of EBIC



Daniel L. Barry (2--6)                  Senior Vice President and
Orion Capital Corporation               Chief Financial Officer of
9 Farm Springs Road                     Orion, EIC, EBIC, F&C,
Farmington, Connecticut 06032           SICH and CIC

Michael P. Maloney, Esq. (2--6)         Senior Vice President,
Orion Capital Corporation               General Counsel and
600 Fifth Avenue                        Secretary of Orion and
New York, New York l0020                EIC; Senior Vice
                                        President, Chief Legal
                                        Officer and Assistant
                                        Secretary of each of the
                                        other Subsidiaries



William G. McGovern                     Senior Vice President and
Orion Capital Corporation               Chief Actuary of Orion;
9 Farm Springs Road                     Senior Vice President and
Farmington, Connecticut 06032           Chief Actuary of each of
                                        the Subsidiaries


Vincent T. Papa (2--6)                  Senior Vice President
Wm. H. McGee & Co., Inc.                of Orion; Chairman of
Four World Trade Center                 Wm. H. McGee & Co.; Inc.,
Suite 6274                              a wholly-owned subsidiary
New York, New York 10048                of Orion; and Senior Vice
                                        President of each of the
                                        Subsidiaries


-----------------------------------------------------------------
(2)  Director of EIC
(3)  Director of EBIC
(4)  Director of F&C
(5)  Director of SICH
(6)  Director of CIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond J. Schuyler (2--6)              Senior Vice President and
Orion Capital Corporation               Chief Investment Officer
600 Fifth Avenue                        of Orion and EIC; Senior
New York, New York 10020                Vice President-Investments
                                       of each of the other
                                       Subsidiaries


Lawrence D. Nolen                       Vice President of CIC,
Orion Capital Companies                 SICH and F&C
312 Farmington Avenue
Farmington, Connecticut 06032


Ralph M. Herrmann                       Senior Vice President
Orion Capital Companies                 of CIC, EBIC, EIC and F&C
9 Farm Springs Road
Farmington, Connecticut 06032


Eva Schlehofer                          Vice President of F&C,
Orion Capital Companies                 SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of Orion and
Farm Springs Road                       each of the Subsidiaries
Farmington, Connecticut 06032


Stephen M. Mulready (2--6)              Vice President of Orion;
Orion Capital Companies                 Vice President of F&C,
9 Farm Springs Road                     SICH and CIC
Farmington, Connecticut 06032


Thomas M. Okarma (2--6)                 Vice President of Orion;
DPIC Companies                          Vice President of SICH
2959 Monterey/Salinas Highway           and CIC
Monterey, California 93940



-----------------------------------------------------------------
(2)  Director of EIC
(3)  Director of EBIC
(4)  Director of F&C
(5)  Director of SICH
(6)  Director of CIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Robert T. Claiborne                     Vice President, Portfolio
Orion Capital Corporation               Manager and Director of
600 Fifth Avenue                        Research of Orion and each
New York, New York 10020                of the Subsidiaries


Claudia F. Lindsey                      Vice President of Orion
9 Farm Springs Road                     and Vice President-
Farmington, Connecticut 06032           Business Development of
                                        each of the Subsidiaries


Victor L. Matthews                      Vice President and
Orion Capital Corporation               Controller of Orion
600 Fifth Avenue
New York, New York 10020


David B. Semeraro                       Vice President of Orion
Orion Capital Companies                 and Vice President and
9 Farm Springs Road                     Chief Information Officer
Farmington, Connecticut 06032           of each of the Sub-
                                        sidiaries


Kevin W. Sullivan                       Vice President and
Orion Capital Corporation               Assistant Chief Invest-
600 Fifth Avenue                        ment Officer of Orion
New York, New York 10020                and each of the Sub-
                                        sidiaries


William M. Beers                        Vice President and
DPIC Companies                          Assistant Secretary of
2959 Monterey/Salinas Highway           each of the Subsidiaries
Monterey, California 93940


Leland H. Beman                        Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Anne Campbell                          Vice President of F&C,
Orion Capital Companies                SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032
-----------------------------------------------------------------
(2)  Director of EIC
(3)  Director of EBIC
(4)  Director of F&C
(5)  Director of SICH
(6)  Director of CIC
                              - 13 -

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Thomas A. Clark                        Vice President of F&C,
Orion Capital Companies                SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032



Richard C. Tardif                      Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Peter M. Vinci                         Vice President and
Orion Capital Companies                Controller of each of the
9 Farm Springs Road                    Subsidiaries
Farmington, Connecticut 06032


James W. Webb                          Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Kimberley J. Delany                     Vice President of EBIC,
EBI Companies                           EIC, F&C and CIC
12770 Coit Road
Dallas, TX 75251


Graham A. Addington                     Vice President of SICH
DPIC Companies
155 University Avenue
Toronto, Ontario M5H 3B7
Canada


David J. Vermeulen                     Vice President of SICH
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Florence E. Whitmore                   Vice President of SICH
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                           APPENDIX B

                Sales of Earl Scheib Capital Stock

                            Number of          Price Per Share
Date       Company          Shares            (net of commission)
----      --------        ----------          -------------------

12/26/96     EIC             5,000             $  7.085
12/30/96     EIC               400                7.085
12/31/96     EIC             2,900                6.960
1/6/97       EIC             2,100                7.960
1/6/97       EIC             2,000                7.085
1/7/97       EIC             2,600                7.085
1/8/97       EIC             5,000                7.210
3/4/97       EIC             2,500                6.835
3/7/97       EIC             5,000                7.335
7/9/97       F&C               200                7.045
7/10/97      EIC             6,400                6.795
7/10/97      EIC               400                6.920
7/11/97      F&C             4,600                6.920
7/11/97      F&C             4,800                7.045
7/14/97      F&C             5,000                7.295
7/14/97      SICH            3,700                7.420
7/14/97      SICH            5,000                7.170
7/15/97      F&C             2,500                7.295
7/15/97      F&C             1,300                7.420



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